HilleVax, Inc.

321 Harrison Avenue

Boston, MA 02118

May 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HilleVax, Inc.

Registration Statement on Form S-3

File No. 333-278110

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of HilleVax, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 9, 2024, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

HILLEVAX, INC.

By:	/s/ Robert Hershberg, M.D., Ph.D.
Robert Hershberg, M.D., Ph.D.
President and Chief Executive Officer

cc:	Paul Bavier, HilleVax, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP